SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2026

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: 2025 Consolidated Financial Statements and Draft Financial Statements of the Parent Company. Convening of the Annual Shareholders’ Meeting
•	Eni deconsolidates Plenitude through a shareholding reorganization and a new governance structure
•	ENI CAPITAL MARKETS UPDATE 2026-2030
•	Eni: Board of Directors resolves to propose to the Shareholders' Meeting a new buyback program and the cancellation of treasury shares that will be acquired for the purpose of remunerating shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Giulia Saba
Name: Giulia Saba
Title: Head of Corporate
Secretary’s Staff Office

Date: March 19, 2026

Eni: 2025 Consolidated Financial Statements

and Draft Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

Rome, March 18, 2026 - Today, the Board of Directors, chaired by Giuseppe Zafarana, approved the 2025 Eni’s Annual Report prepared according to article No. 154-ter of the Italian comprehensive code for exchanges and securities. Consolidated net profit attributable to Eni’s shareholders amounted to €2,608 million1.

The separate draft financial statements of the parent company for the year ending December 31, 2025, reported a net profit of €4,429 million. The 2025 IFRS consolidated statements and the separate statements of the parent company Eni SpA are enclosed herein.

The fourth instalment of the dividend for the fiscal year 2025 will be resolved by the Board of Directors at its meeting scheduled on April 2, 2026, being the payment date May 20, 2026, the ex-dividend date May 18, 2026, and the record date May 19, 2026.

The 2025 Annual Report (Italian version), in accordance with Article 154-ter of the Italian comprehensive code for exchanges and securities, has been handed to the Board of Statutory Auditors and the Independent Auditors. The Report will be made available to the public within the end of March, at the Company’s registered office, on the company's website, eni.com and in the other manner provided for by current legislation together with the reports of the Board of Statutory Auditors and the Independent Auditors. On the same day, an Annual Report on Form 20-F will be filed with the U.S. SEC.

The Board of Directors approved the Sustainability Statement prepared in conformity with the Italian Legislative Decree No. 125/2024 and included in the management discussion of the 2025 Annual Report, as well as the Report on Corporate Governance and Shareholding Structure and the Remuneration Report prepared according to article No. 123-bis and 123-ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be made available at the Company's headquarters and published on Eni’s website, in the “Publications” section and in accordance with current regulation, together with the 2025 Annual Report on Form 20-F.

The Board of Directors convened the Annual Shareholders' Meeting on May 6, 2026 (single call). The meeting is set to approve the 2025 financial statements of the parent company and the allocation of net profit and the appointment of corporate bodies. The Board of Directors and Board of Statutory Auditors approved their guidelines to shareholders on the composition of corporate bodies to be appointed, which are available to the public at the Company's website.

1 Confirmed the 2025 preliminary results published in the press release issued on February 26, 2026.

* * *

Francesco Esposito, in his position as Eni’s manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Attachments

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2025	2024
Sales from operations	82,151	88,797
Other income and revenues	1,478	2,417
Total revenues	83,629	91,214
Purchases, services and other	(67,056)	(71,114)
Impairment reversals (impairment losses) of trade and other receivables, net	(11)	(168)
Payroll and related costs	(3,229)	(3,262)
Other operating (expense) income	641	(352)
Depreciation, Depletion and Amortization	(7,349)	(7,600)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(1,582)	(2,900)
Write-off of tangible and intangible assets	(33)	(580)
OPERATING PROFIT (LOSS)	5,010	5,238
Finance income	7,196	7,715
Finance expense	(8,170)	(8,980)
Net finance income (expense) from financial assets measured at fair value through profit or loss	235	388
Derivative financial instruments	(80)	278
FINANCE INCOME (EXPENSE)	(819)	(599)
Share of profit (loss) of equity-accounted investments	1,161	866
Other gain (loss) from investments	426	984
INCOME (EXPENSE) FROM INVESTMENTS	1,587	1,850
PROFIT (LOSS) BEFORE INCOME TAXES	5,778	6,489
Income taxes	(3,020)	(3,725)
NET PROFIT (LOSS)	2,758	2,764
attributable to:
- Eni's shareholders	2,608	2,624
- Non-controlling interest	150	140

Earnings per share (€ per share)
- basic	0.78	0.79
- diluted	0.78	0.78
Weighted average number of shares outstanding (million)
- basic	3,024.8	3,167.0
- diluted	3,088.1	3,230.4

BALANCE SHEET

(€ million)
	Dec. 31, 2025	Dec. 31, 2024
ASSETS
Current assets
Cash and cash equivalents	8,100	8,183
Financial assets measured at fair value through profit or loss	6,991	6,797
Other financial assets	3,710	1,085
Trade and other receivables	12,436	16,901
Inventories	5,143	6,259
Income tax assets	539	695
Other assets	3,943	3,662
	40,862	43,582
Non-current assets
Property, plant and equipment	50,536	59,864
Right of use assets	5,184	5,822
Intangible assets	6,022	6,434
Inventory - compulsory stock	1,187	1,595
Equity-accounted investments	13,155	14,150
Other investments	1,329	1,395
Other financial assets	1,109	3,215
Deferred tax assets	6,716	6,322
Income tax assets	125	129
Other assets	2,839	4,011
	88,202	102,937
Assets held for sale	8,005	420
TOTAL ASSETS	137,069	146,939

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,929	4,238
Current portion of long-term debt	3,434	4,582
Current portion of long-term lease liabilities	1,263	1,279
Trade and other payables	20,261	22,092
Income taxes payable	343	587
Other liabilities	4,039	5,049
	34,269	37,827
Non-current liabilities
Long-term debt	20,139	21,570
Long-term lease liabilities	4,437	5,174
Provisions for contingencies	14,580	15,774
Provisions for employee benefits	596	681
Deferred tax liabilities	4,805	5,581
Income taxes payable	40	40
Other liabilities	3,390	4,449
	47,987	53,269
Liabilities directly associated with assets held for sale	2,026	195
TOTAL LIABILITIES	84,282	91,291

Share capital	4,005	4,005
Retained earnings	33,209	32,552
Cumulative currency translation differences	1,936	8,081
Other reserves and equity instruments	8,964	8,406
Treasury shares	(2,782)	(2,883)
Net profit (loss)	2,608	2,624
Total Eni shareholders' equity	47,940	52,785
Non-controlling interest	4,847	2,863
TOTAL SHAREHOLDERS' EQUITY	52,787	55,648
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	137,069	146,939

CASH FLOW STATEMENT

	Full Year
(€ million)	2025	2024
Profit (loss)	2,758	2,764
Adjustments to reconcile profit (loss) to net cash provided by operating activities:
Depreciation and amortization	7,349	7,600
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,582	2,900
Write-off of tangible and intangible assets	33	580
Share of (profit) loss of equity-accounted investments	(1,161)	(866)
Gains on disposal of assets, net	(99)	(601)
Dividend income	(242)	(227)
Interest income	(444)	(497)
Interest expense	1,256	1,245
Income taxes	3,020	3,725
Other changes	(515)	(158)
Cash flow from changes in working capital	2,735	1,286
- inventories	916	68
- trade receivables	3,214	1,145
- trade payables	(835)	110
- provisions for contingencies	(554)	(87)
- other assets and liabilities	(6)	50
Net change in the provisions for employee benefits	(79)	(105)
Dividends received	1,785	1,946
Interest received	358	456
Interest paid	(1,269)	(1,130)
Income taxes paid, net of tax receivables received	(3,737)	(5,826)
Net cash provided by operating activities	13,330	13,092
Cash flow from investing activities	(9,999)	(11,782)
- tangible assets	(8,702)	(7,999)
- intangible assets	(527)	(486)
- prepaid right of use		(5)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(196)	(1,795)
- investments	(682)	(798)
- securities and financing receivables held for operating purposes	(89)	(185)
- change in payables in relation to investing activities	197	(514)
Cash flow from disposals	2,040	2,496
- tangible assets	1,414	1,354
- intangible assets	4	21
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	118	887
- investments	135	526
- securities and financing receivables held for operating purposes	98	69
- change in receivables in relation to disposals	271	(361)
Net change in receivables and securities not held for operating purposes	(1,339)	(531)
Net cash used in investing activities	(9,298)	(9,817)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2025	2024
Increase in long-term financial debt	1,884	3,516
Repayments of long-term financial debt	(4,163)	(4,748)
Payments of lease liabilities	(1,250)	(1,205)
Increase (decrease) in short-term financial debt	(276)	(61)
Dividends paid to Eni's shareholders	(3,080)	(3,068)
Dividends paid to non-controlling interests	(277)	(45)
Capital contribution by non-controlling interests	709	589
Sale (purchase) of additional interests in consolidated subsidiaries	5,072
Other contributions	9	14
Purchase of treasury shares	(1,896)	(2,012)
Net issuance (repayment) of perpetual subordinated bonds	(18)	1,778
Coupon payment on perpetual subordinated bonds	(310)	(138)
Net cash used in financing activities	(3,596)	(5,380)
Effect of exchange rate changes and other changes on cash and cash equivalents	(198)	83
Net increase (decrease) in cash and cash equivalents	238	(2,022)
Cash and cash equivalents - beginning of the year	8,183	10,205
Cash and cash equivalents - end of the year	8,421	8,183

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2025	2024
Sales from operations	32,043	35,026
Other income and revenues	757	569
Total revenues	32,800	35,595
Purchases, services and other	(32,433)	(34,280)
Impairment reversals (impairment losses) of trade and other receivables, net	3	19
Payroll and related costs	(1,165)	(1,130)
Other operating (expense) income	472	(192)
Depreciation, Depletion and Amortization	(537)	(577)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(348)	(490)
Write-off of tangible and intangible assets		(2)
OPERATING PROFIT (LOSS)	(1,208)	(1,057)
Finance income	5,287	5,768
Finance expense	(5,901)	(6,533)
Net finance income (expense) from financial assets measured at fair value through profit or loss	219	366
Derivative financial instruments	(7)	287
FINANCE INCOME (EXPENSE)	(402)	(112)
INCOME (EXPENSE) FROM INVESTMENTS	5,164	6,167
PROFIT (LOSS) BEFORE INCOME TAXES	3,554	4,998
Income taxes	875	1,421
Net profit (loss)	4,429	6,419

BALANCE SHEET

(€ million)
	Dec. 31, 2025	Dec. 31, 2024
ASSETS
Current assets
Cash and cash equivalents	5,602	5,142
Financial assets measured at fair value through profit or loss	6,455	6,256
Other financial assets	11,980	6,041
Trade and other receivables	6,834	9,738
Inventories	1,270	1,616
Income tax assets	242	490
Other assets	1,652	1,825
	34,035	31,108
Non-current assets
Property, plant and equipment	3,692	3,686
Right of use assets	1,424	1,484
Intangible assets	168	166
Inventory - compulsory stock	1,168	1,622
Investments	58,476	60,835
Other financial assets	8,168	15,867
Deferred tax assets	3,518	3,408
Income tax assets	81	81
Other assets	434	435
	77,129	87,584
Assets held for sale	2	2
TOTAL ASSETS	111,166	118,694

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	21,759	23,717
Current portion of long-term debt	2,654	2,968
Current portion of long-term lease liabilities	292	378
Trade and other payables	6,659	7,798
Income taxes payable	1	5
Other liabilities	2,058	3,822
	33,423	38,688
Non-current liabilities
Long-term debt	19,526	21,085
Long-term lease liabilities	1,326	1,455
Provisions for contingencies	4,926	5,301
Provisions for employee benefits	289	319
Other liabilities	690	1,111
	26,757	29,271
TOTAL LIABILITIES	60,180	67,959

Share capital	4,005	4,005
Legal reserve	959	959
Other reserves and equity instruments	44,375	42,235
Treasury shares	(2,782)	(2,883)
Net profit (loss)	4,429	6,419
TOTAL SHAREHOLDERS' EQUITY	50,986	50,735
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	111,166	118,694

CASH FLOW STATEMENT

	Full Year
(€ million)	2025	2024
Net profit (loss)	4,429	6,419
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	537	577
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	348	490
Write-off of tangible and intangible assets		2
Share of (profit) loss of investments	2,525	783
Gains on disposal of assets, net	(3,425)	1
Dividend income	(4,255)	(6,931)
Interest income	(1,127)	(1,726)
Interest expense	1,553	2,228
Income taxes	(875)	(1,421)
Other changes	(17)	(68)
Cash flow from changes in working capital	(149)	706
- inventories	799	193
- trade receivables	1,096	660
- trade payables	(1,132)	(97)
- provisions for contingencies	(296)	(89)
- other assets and liabilities	(616)	39
Net change in the provisions for employee benefits	(26)	(15)
Dividends received	5,872	5,152
Interest received	1,114	1,750
Interest paid	(1,562)	(2,247)
Income taxes paid, net of tax receivables received	642	(293)
Net cash provided by operating activities	5,584	5,407
Cash flow from investing activities	(2,147)	(2,711)
- tangible assets	(798)	(731)
- intangible assets	(27)	(67)
- prepaid right of use		(5)
- investments	(1,425)	(1,935)
- change in net payables relating to investing activities	103	27
Cash flow from disposals	5,090	718
- tangible assets	8	11
- intangible assets		8
- businesses	1	2
- investments and assets held for sale	5,077	697
- financing receivables held for operating purposes	4
Net change in receivables and securities not held for operating purposes	45	581
Net cash used in investing activities	2,988	(1,412)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2025	2024
Increase (repayments) in long-term debt	(1,232)	145
Payment of lease liabilities	(361)	(291)
Increase (decrease) in short-term financial debt	(1,346)	(628)
Dividends paid	(3,080)	(3,068)
Net purchase of treasury shares	(1,896)	(2,012)
Net effects of issuance and repayment of perpetual subordinated bonds	(18)
Coupon payment on perpetual subordinated bonds	(160)	(138)
Net cash used in financing activities	(8,093)	(5,992)
Effect of exchange rate changes on cash and cash equivalents and other changes	(19)	20
Net increase (decrease) in cash and cash equivalents	460	(1,977)
Cash and cash equivalents - beginning of the year	5,142	7,119
Cash and cash equivalents - end of the year	5,602	5,142

PRICE SENSITIVE

Eni deconsolidates Plenitude through a shareholding reorganization and a new governance structure

San Donato Milanese (Milan), 19 March 2026 – Eni announces that it has initiated a reorganization of Plenitude's shareholding structure, together with the existing shareholders Ares Management Alternative Credit funds (“Ares”) and Energy Infrastructure Partners. The aim is to establish a new governance framework based on joint control between Eni and Ares, resulting in the deconsolidation of Plenitude from Eni's financial statements.

The transaction involves a non-proportional capital increase to be subscribed to by the shareholders amounting to approximately €1.5 billion, of which at least €1 billion euros is expected to be provided by Ares, based on a 100% pre-money equity valuation of Plenitude of €10.75 billion (and an implied enterprise value of €13.1 billion). Following the capital increase, Eni anticipates holding an equity stake of close to 65%, and expects to continue exercising direction and coordination rights over Plenitude (known as “direzione e coordinamento” under Article 2497 of the Italian Civil Code), in a manner compatible with the newly established joint control agreement with Ares.

The capital increase is designed to strengthen Plenitude's capital structure, supporting its growth targets organically and inorganically, including with respect to an installed capacity of 15 GW and 15 million retail customers by 2030. Plenitude is also pursuing an investment grade credit rating.

This initiative is consistent with Eni's strategy to enhance the value of the Group’s companies— in line with the satellite model—and represents an opportunity to allocate further resources toward business growth, energy security, and value creation for its shareholders.

The transaction is subject to regulatory and other approvals.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

PRICE SENSITIVE

ENI CAPITAL MARKETS UPDATE 2026-2030

A clear strategy driving growth and resilience

Rome, 19 March 2026 - Eni’s 2026-30 Plan and Strategic Outlook presented today focusses on:

•	The consistency of strategy and strong execution that has enabled Eni to deliver on its objectives despite volatile markets.
•	The strongest portfolio of Exploration & Production (E&P) projects in Eni’s history that provides compelling visibility to an improved production growth outlook and optionality.
•	The successful build out of Eni’s Transition business models securing material value for the Company’s shareholders and funding differentiated growth. To support more efficient growth at Plenitude, a deconsolidation plan for the Company is currently underway.
•	The continued investment in technology and people that underpins each of our businesses and remains key to originating and developing new opportunities.
•	An innovative financial model, based on satellite companies that are able to self-fund their investment plans, that together with the strong organic growth will improve the outlook for cashflow generation and maximise capital discipline; and as result Eni is disclosing a raised FCF outlook alongside historically low gearing. This enables Eni to enhance shareholder distribution, raising its payout.

Claudio Descalzi, Chief Executive of Eni, commented:

“Eni’s strategic cornerstone remains consistency – crucial amid the uncertain and volatile markets. Our world class exploration, strong project delivery, cutting-edge technology, and clear financial strategy work together as connected and synergistic pillars that fund our growth, provide resilience and deliver highly attractive shareholder distributions. Execution of the strategy gave rise to an exceptional level of performance in 2025 – an important proof point moving forward.

In E&P we have assembled, largely organically and thanks to our sector leading exploration and project execution, the strongest portfolio in Eni’s history. We will deliver sector leading production growth from an outstanding list of development projects. The combination of the quality and the quantity of the pipeline, together with the growing share of our equity production being commercialized, will yield materially higher free cashflows, significant optionality in execution and stronger returns in Upstream. Looking ahead, the geographic and commodity diversification of our portfolio de-risks our outlook and provides the security of supply alongside the affordability and reduced emissions profile.

Our Transition businesses will play a complementary role, meeting rising energy demand. We are unique in the industry in creating stand-alone, self-financing, sustainable businesses for our Transition activities. The success of our strategy is confirmed by aligned investments we have received from leading financial investors, with material value realised for shareholders supporting further sustainable growth, adding balance and resilience to Eni.

Eni will be significantly more cash generative by 2030, driven by further accretive growth in our main activities plus the impact of continued cost reduction and performance improvements across our other businesses. We expect to grow CFFO to around €17 bln by 2030, a CFFO/share growth of 14% CAGR. Through strong capital discipline we expect to generate free cashflow of around 70% of our current market capitalization through that period with gearing maintained at a historically low range of between 10-15%. As a result, we are enhancing shareholder distribution to 35-45% of CFFO, with the continued commitment to share upside with our shareholders. For 2026 this means we will propose a dividend of €1.10, up around 5%, and a share buyback initially set at €1.5 Bln, with the potential for further increases in the buyback by distributing 60% of incremental cash flow in the event of results or scenarios exceeding the Plan, as already occurred in the past. In scenarios of particularly high oil prices (above $90 per barrel, or with a 50% increase in gas prices or refining margins) we plan to distribute 100% of the additional cash flow in the form of an extraordinary dividend.”

Claudio Descalzi along with Eni’s top management set out the details of the 2026-30 strategic plan to the investment community today.

E&P: Oil & gas remains as the cornerstone of our strategy

•	Eni continues to be the industry’s leading international explorer. Since 2014, Eni has discovered over 11 Bln boe, with 900 Mln Boe discovered in 2025, and a strong start to 2026 already achieved, with exciting further prospects in the Plan. Eni’s success is driven by its continued investment in its people and technology to support growth through the industrial cycle.
•	In 2026, Eni will be active in West Africa (Orange Basin and the Transform Margin), in North Africa (Berkine Basin and Sirte Basin), the Eastern Med, Norway and Southeast Asia and will also continue to add new opportunities through the year.
•	Eni has converted 60% of its discoveries into production or sale since 2014, realising significant cost and efficiency gains from its organically oriented E&P value chain.
•	Eni’s current portfolio of development and pre-development projects is the best and deepest in the company’s history. It accounts for an expected 850 Kboed of production in 2030. Potential growth and optionality extend well beyond that date. Importantly the portfolio is geographically and technologically diverse, supporting security of supply and project delivery.

•	Eni’s portfolio also has notable exposure to FLNG – a flexible and cost-efficient technology in which the Company has established a leadership position, alongside its world-class offshore development credentials.
•	Reported production is expected to grow by 3-4% per annum through 2030[1], underpinned by a visible project pipeline of major projects. Underlying production will be higher before the effects of value accretive Dual Model portfolio management that has generated more than $13 Bln since 2013. New project sanctions drive this growth and as a result Eni anticipates that its reserve replacement ratio will average over 140% across the remainder of this decade.
•	Among a number of important project sanctions in 2026 Eni has announced the approval of the North Kutei Basin developments that will form a part of the agreed Joint Venture with Petronas, expected to close around mid-year, and to be named Searah. This will immediately be a leading Southeast Asian E&P player, especially in relation to the important regional LNG markets. Additionally, Eni expects to approve its significant LNG project in Argentina this year, partnering with YPF and XRG.
•	Eni continues to operate along the full value chain capturing the margin of its equity production and ensuring security of supply. This includes GGP where the Company expects to generate pro forma Ebit of around €1 Bln a year with upside over the Plan, and with 2026 at around €1 Bln.

Energy Transition: Unique model of growth and value creation

In Plenitude and Enilive, Eni has created two high growth integrated businesses supporting its customers in decarbonizing their energy use. In the past two years, Eni has attracted aligned capital from leading financial players into its two main Transition businesses supporting their growth, implying an enterprise value of over €23 Bln.

•	As part of Plenitude growth plan, which envisages further acceleration, Eni has announced this morning – in order to ensure full capital alignment – a plan to review the shareholding structure, and the deconsolidation of the Company. This is a strategic move which also involves a non-proportional capital increase to be subscribed by the shareholders of €1.5 Bln. The initiative will serve to support Plenitude’s growth in the most financially efficient fashion and is consistent with Eni’s strategy to enhance the value of the Group companies.
•	Plenitude’s installed renewables capacity at the end-2025 was 5.8 GW and Eni confirms it is expected to reach 15 GW by 2030. With the completion of the agreed purchase of Acea Energia, customers will rise to over 11 Mln post integration. The integration of Renewables growth with a strong customer base is a key success factor for Plenitude. Eni expects Plenitude to generate €1.3 Bln of EBITDA in 2026 and confirm a target of over €2.5 Bln by 2030.

1 Assuming any exogenous factors interrupting production fall within levels covered by a historically normal contingency.

•	Enilive’s target of 5 Mln tonnes of biofuel production capacity by 2030 is confirmed, along with the optionality for SAF to account for more than 2 Mln tonnes. At the end of 2025, Enilive had production capacity of 1.65 Mln tonnes and currently has around 2 Mln tonnes of capacity (own share) under construction at 5 different projects. Eni expects Enilive to generate EBITDA of €1.1 Bln in 2026 as bio markets recover. Eni also expects that to triple to €3 Bln by 2030, with the capability to generate more than 15% ROACE.

Financial Strategy: Lower gearing and enhanced shareholder returns

Eni’s discipline financial model supports the execution of its strategy across the cycle enabling its application in a consistent manner, providing essential financial resilience, aligning capital with differing risk and reward profiles, tangibly demonstrating value creation, and generating returns to the Company’s shareholders.

•	Investments over the Plan period are expected to average less than €6 billion per year, about €2 billion lower than in the 2025–2028 Plan, thanks to further efficiency and focus initiatives as well as the deconsolidation of certain activities; including the contribution from portfolio transactions, net investments over the Plan period decrease from €6 billion to around €5 billion per year.
•	In 2026, investments are expected to amount to €7 billion, down 18% compared with 2025, or around €5 billion including the effects of portfolio transactions.
•	Due to the efficiency and effectiveness of Eni’s investment spend and the quality of its new projects portfolio, the Company is expected to grow in a highly competitive fashion – Eni sees CFFO/share growing at 14% CAGR to 2030, driven by accretive growth in the businesses, and supported by with performance improvement initiatives and efficiency measures.
•	From a 2026 level of €11.5 Bln at $70/bbl Eni anticipates cumulative CFFO over the Plan of around €71 Bln.
•	In combination with the disciplined and efficient investment programme this will give rise to above €40 Bln of FCF over 2026-2030, or above €45 Bln including the portfolio effect.
•	Strong cashflow growth, capital discipline and emergence of new and material earnings streams, secure a strongly positive trend for returns and Eni projects ROACE of around 13% for the company by 2030.
•	Pro forma gearing ended 2025 at 14%, and Eni expects it to remain in a range of 10-15% over the entire Plan period, an historically low level for the company.
•	In the context of a strong balance sheet, new satellites and de-consolidated cashflows and lower capex, Eni is raising its target distribution payout to 35-45% of CFFO from 35-40%, previously. As a result, alongside the proposed 2026 dividend of €1.10, up around 5%, Eni is also announcing its intention to repurchase €1.5 Bln of shares in the 2026 programme.

•	Eni confirms that, as it has done in previous years, will share CFFO upside with shareholders. Firstly, Eni will apply 60% of incremental cashflows above plan, up to $90/bbl, to an additional share buyback. Furthermore, the Company is also introducing an added upside so that in scenarios where the average Brent price for the year exceeds $90/bbl, or gas prices or refining margins exceed by 50% Eni’s budget, Eni will apply the full incremental cashflow as an extraordinary dividend, to be made as a payment to shareholders in the final quarter of the year.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

Eni: Board of Directors resolves to propose to the Shareholders' Meeting a new buyback program and the cancellation of treasury shares that will be acquired for the purpose of remunerating shareholders

Rome, 19 March 2026 - Eni's Board of Directors held on March 18, 2026, chaired by Giuseppe Zafarana, has resolved to submit a proposal to the Shareholders' Meeting of 6 May 2026, called in ordinary session, to authorize the purchase of treasury shares (the "new buyback Program") for a period up to the end of April 2027.

In line with the Strategic Plan 2026-2030 (the “Plan”), presented today to the market, Eni intends to launch the new buyback Program in 2026 for an amount of €1.5 billion. This amount may be increased up to a total maximum of €4 billion, in case of upside scenarios of the Cash Flow from Operations compared to the amount foreseen in the Plan.

The maximum amount of shares that can be purchased under the program is no. 303 million shares (approximately 10% of Eni's share capital).

Authorization for the purchase of treasury shares under the new buyback Program is requested for the following purposes:

-	up to no. 297.9 million shares, to remunerate shareholders;
-	up to no. 5.1 million shares, to service the Long-Term Incentive Plan 2026-2028 (“ILT Plan”), also submitted for approval by the Shareholders’ Meeting of 6 May 2026.

Purchases made under the new buyback Program will be made at a price identified in compliance with regulatory requirements and accepted market practices in force from time to time. This price may not deviate downward or upward by more than 10% from the official price recorded by Eni S.p.A. stock in the session of the Euronext Milan market, organized and managed by Borsa Italiana S.p.A., on the day preceding each individual transaction.

Purchases may be made:

-	on regulated markets in accordance with operating procedures established in the regulations for the organization and management of those markets;

-	in the way established by the market practices permitted by Consob pursuant to Article 13 of Regulation (EU) No. 596/2014 (if applicable);
-	under the conditions set forth in Article 5 of Regulation (EU) No. 596/2014.

The Shareholders' Meeting is also called upon to authorize the Board of Directors to dispose of the treasury shares purchased to service the ILT Plan, in one or more tranches and even before having reached the maximum quantity of shares that can be purchased, in compliance with the methods, conditions, and timeline defined by the ILT Plan. Furthermore, for the portion of shares exceeding those that will be actually used for the ILT Plan, it is proposed to authorize the Board of Directors to use such shares for any additional incentive plans approved by the Shareholders' Meeting and/or for any other purposes permitted by law, according to the methods, terms, and conditions deemed most appropriate in the interest of the Company.

The Board of Directors has also resolved to submit a proposal to the Shareholders' Meeting, called in extraordinary session, to cancel the treasury shares to be purchased under the new buyback Program for the purpose of remunerating shareholders (maximum no. 297.9 million treasury shares). This cancellation will be carried out by the Board of Directors without reducing the share capital, in view of the absence of the par value of Eni's shares, by July 2027, in one or more acts, even before the maximum number of shares authorized by the Shareholders' Meeting has been purchased.

The documentation relating to the Shareholders' Meeting will be made available to the public within the terms and in the way provided for by current regulations, including through publication on the Company's website.

As of today's date, Eni holds no. 86,828,014 treasury shares equal to approximately 2.9% of the share capital. Eni's subsidiaries do not hold shares in the Company.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com